Exhibit 99.1

PRESS RELEASE

SMX Partners with Brink’s

to Create New Gold Market Standards

New York, Dubai, May 13, 2024 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy and a provider of innovative technology solutions for the commodities market, is pleased to announce a strategic partnership with Brink’s aimed at revolutionizing the gold market landscape.

This groundbreaking collaboration brings together SMX’s state-of-the-art technology, Brink’s renowned expertise in secure logistics with a global network of operations, serving customers in more than 100 countries. The partnership is poised to introduce unparalleled transparency, trust, and efficiency to the gold market ecosystem.

At the heart of the partnership lies SMX’s revolutionary technology, which will be deployed by Brink’s to enhance various aspects of gold marking, auditing, and storage. Leveraging SMX technology, Brink’s will ensure impartial marking and auditing of gold in Dubai, setting new standards for transparency and reliability in the market.

The joint service offered by Brink’s and SMX will be able to elevate the reporting and quality assurance standards for gold sourced, refined and vaulted in Dubai by companies operating both in DMCC’s free zone and in the whole Gulf Cooperation Council (GCC) region. Furthermore, the collaboration is intended to extend the benefits of SMX technology to empower market participants with enhanced transparency and liquidity in gold financing.

trueGold Consortium, a majority-owned subsidiary of SMX holding the exclusive SMX tech license for all gold applications, will play a pivotal role in implementing the technology together with Brink’s for the gold market operations in Dubai. Additionally, the joint service between SMX (via trueGold) and Brink’s lab located in Dubai will commence during Q3, 2024

Ahmed Bin Sulayem, Executive Chairman and CEO of DMCC, remarked, “The partnership between SMX and Brink’s would expand services for both members of DMCC’s vast ecosystem for precious metals, and external parties, supporting their requirements for wider market access. We are excited to have Brink’s lead the implementation and seeing greater adoption across the value chain.”

Speaking about the partnership, Michel Constain, Vice President, Africa and Middle East, Brink’s, commented, “We are excited to collaborate with SMX in this transformative initiative. By leveraging Brink’s expertise in secure logistics and utilizing SMX’s cutting-edge technology in our state-of-the-art laboratory facility in Dubai; we aim to set new benchmarks for transparency and trust in the gold market for our clients.”

Hugh Morgan, Chairman of trueGold Consortium, expressed optimism, stating, “As the Chairman of trueGold Consortium, I am delighted to see the partnership between SMX and Brink’s come to fruition. This collaboration represents a significant step forward in advancing technological innovation in the gold market and underscores the commitment of all parties involved to set new standards of transparency and trust.”

The formal launch of the partnership between SMX and Brink’s took place on Tuesday 7 May 2024 at DMCC’s headquarters, Uptown Tower, in Dubai, marking a significant milestone in the evolution of the gold market. Key stakeholders from SMX, DMCC, and Brink’s were in attendance, underscoring the collective commitment to driving positive change in the industry.

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PRESS RELEASE

Furthermore, SMX is in the process of establishing a subsidiary named ‘SMX GCC Sustainability and Circular Economy’. This entity will serve as the regional operational arm for the collaboration between Brink’s, DMCC, and the GCC region, further solidifying the commitment to sustainability and circular economy principles in the gold market ecosystem.

For further information contact:

SMX GENERAL ENQUIRIES E: info@securitymattersltd.com	Follow us through our social channel @secmattersltd

@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

https://smx.tech/home

About DMCC

DMCC is a global trade powerhouse. Headquartered in Dubai, DMCC is the world’s leading business hub and an international centre for trade, commerce and innovation.

Established in 2002 with the mission of establishing Dubai as a commodity trading and enterprise gateway to the Middle East and beyond, DMCC has since grown to become one of its most important economic drivers, today accounting for 11% of all foreign direct investment in the emirate.

Voted the number one free zone on the planet for 9 consecutive years, DMCC is where the world does business.

https://dmcc.ae/

About Brink’s

Brink’s is a global leader in secure logistics and precious metals services, trusted by businesses and financial institutions worldwide for over 160 years. With a relentless commitment to security and reliability, Brink’s sets the standard for excellence in the industry. For more information, please visit our website:

https://brinksglobal.com/

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PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of gold, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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